UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                                (Amendment No. 3)
                                -----------------

                               Mycogen Corporation
                               -------------------
                                (Name of Issuer)

           Common Stock $ .001 Par Value (Including the Associated Rights)
                         (Title of Class of Securities)

                                   628452 10 4
                                   -----------
                                 (CUSIP Number)

             William DeMeulenaere, 400 Locust St., 800 Capital Sq.,
             ------------------------------------------------------
                   Des Moines, IA 50309 (515/248-4820) (Name,
                     Address and Telephone number of person
                Authorized to Receive Notices and Communications)

                                 March 13, 1998
                                 --------------
           (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13D-1(b)(3) or (4), check the following box [   ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


This Schedule 13D contains 10 sequentially numbered pages. There are no exhibits.


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CUSIP No.  628452 10 4                      13D
           -----------
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1.   Name of Reporting Person, S.S. or I.R.S. Identification No.of above Person:

Pioneer Hi-Bred International, Inc. (shares held by a wholly owned subsidiary Pioneer Overseas Corporation, 42-1134927) 42-0470520
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2. Check the appropriate box if a member of a Group:  Not Applicable
   a. [  ] b. [  ]
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3. SEC use only
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4. Source of Funds*:  Not Applicable
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5. Check box if disclosure of legal  proceedings  is required  pursuant to items
   2(d) or 2(e): Not Applicable
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6. Citizenship or Place of Organization: Iowa corporation
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Number of shares      7.  Sole Voting Power:     None
                      ----------------------------------------------------------
beneficially owned    8.  Shared Voting Power:     Not Applicable
                      ----------------------------------------------------------
each reporting        9.  Sole Dispositive Power:     None
                      ----------------------------------------------------------
person with           10. Shares Dispositive Power:     Not Applicable
                      ----------------------------------------------------------

11. Aggregate Amount Beneficially Owned by each Reporting Person:     None
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12. Check box if the Aggregate amount in row (11) excluded certain shares*:[  ]
                     Not Applicable
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13. Percent of Class Represented by amount in row (11): 0.0%
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14.  Type Of reporting Person*:     CO

                                  SCHEDULE 13D

     This Amendment No. 3 is being filed to report the decrease in the reporting person's ownership from -2,000,000- shares to -0- shares. It amends the original 13D filed by the reporting person in December, 1995, as amended by Amendment No. 1 filed on December 3, 1996 and as amended by Amendment No. 2 filed on December 5, 1996.

Item 1.        Security and Issuer.
-------        --------------------
               This Schedule 13D relates to Common Stock, $.001 par value ("Common Stock"), of Mycogen Corporation, a California Corporation ("Mycogen"), the principal executive offices of which are located at 5501 Oberlin Drive, San Diego, California 92121.

Item 2.        Identity and Background.
-------        ------------------------
               Pioneer Hi-Bred International, Inc. ("Pioneer"), the reporting person, is an Iowa corporation. Pioneer develops, produces and markets a full line of seeds, microbial products and services to farmers, grain processors and other customers worldwide. The address of its principal office is 400 Locust Street, 800 Capital Square, Des Moines, Iowa 50309. Pioneer owns the shares through a wholly owned subsidiary, Pioneer Overseas Corporation ("POC"), an Iowa corporation. POC is a holding company for shares of companies owned by Pioneer.
               The information required by Item 2 with respect to the executive officers, and directors of Pioneer is as follows:

Charles S. Johnson, Chairman of the Board, President & Chief Executive Officer and a Director of Pioneer and President & Director of POC

Jerry L. Chicoine, Executive Vice President, Chief Operating Officer & Corporate
        Secretary and a Director of
        Pioneer and Vice President & Director of POC

John D. James, Senior Vice President of Pioneer
        Dr. Richard McConnell, Senior Vice Presiden & Director of Research and Product Development of Pioneer

Dr. Richard Mcconnell, Senior Vice President & Director of Research and Product
        Development of Pioneer

Mary A. McBride, Vice President - Marketing of Pioneer

Peg Armstrong-Gustafson, Vice President, Director--Worldwide Product Marketing

Wayne L. Beck, Vice President--Director Supply Management of Pioneer

Carrol D. Bolen, Vice President of Pioneer

Dr. Anthony J.  Cavalieri,  Vice President &  Director of Trait and Technology
        Development of Pioneer

Jack A. Cavanah,  Vice  President  &  Director  of Product Characterization and
        Commercialization of Pioneer

Dwight G. Dollison, Vice President & Treasurer of Pioneer and Treasurer of POC

Thomas M. Hanigan, Vice President & Director of Information Management of
        Pioneer

Brian G. Hart, Vice President & Chief Financial Officer of Pioneer and Director of POC

James R. Houser, Vice President & Director of European Operations of Pioneer

Herbert H. Jervis, Vice President and Chief Patent Counsel of Pioneer

Dr. Hector R.R. Laurence, Vice President & Operations Director of Latin America of Pioneer

Dr. James E. Miller, Vice President & Director of Research--Product Development of Pioneer

Paul E. Schickler, Vice President & Director of Administration of Pioneer

Leon R. Shearer,  Vice President &  General Counsel of Pioneer and Secretary of
        POC

Harold F. Thorne, Vice President & Director of Operations of Africa, Asia,
        Middle East,  and China of Pioneer

John T. Watson, Vice President & Assistant Operations Director of Africa, Asia,
        Middle East and China of Pioneer and Vice President & Director of POC

Robert K. Wichmann, Vice President-North American Seed Sales of Pioneer

Duane A. Suess, Corporate Controller of Pioneer and Director & Controller of POC

The business address of the above persons is:
     400 Locust Street, 800 Capital Square, Des Moines, IA  50309.

              The following persons are Directors of Pioneer, in addition to Mr. Johnson and Mr. Chicoine listed above:

Dr. F. Warren McFarlan - Dr. McFarlan has been the Albert E. Gordon Professor of Business Administration, Harvard University Graduate School of Business Administration and tenured since 1973. Dr. McFarlan is a Director of Providian Financial Corporation, San Francisco, California (a credit card company) and Computer Sciences Corporation, Los Angeles, California (a computer system integration company). His business address is: Harvard University, Graduate School of Business Administration, Soldiers Field, Baker 185, Boston, MA 02163.

Dr. Owen J. Newlin - From 1978 to 1993, Dr. Newlin served in an executive position with the Company. Dr. Newlin retired as Senior Vice President of the Company in April, 1993. Dr. Newlin is the President of the Board of Regents State of Iowa, Des Moines, Iowa (the governing body of the three public universities and the two special schools in the state of Iowa) and a Director of NationsBank, Iowa, N.A., Des Moines, Iowa (a national bank). His business address is: 400 Locust Street, Suite 800, Des Moines, IA 50309.

Thomas N. Urban - Mr. Urban served as Chairman of the Board of the Company from 1984 to December 1996 and served as President between 1984 and March 1995. Mr. Urban is also a Director of ING America Insurance Holdings, Inc., Atlanta, GA (an insurance holding company); Sigma Aldrich Corporation, St. Louis, MO (a research chemicals company); and The Case Corporation, Racine, WI (a construction and agricultural equipment company). His business address is: 400 Locust Street, Suite 800, Des Moines, IA 50309.

Dr. Pedro M. Cuatrecasas - Dr. Cuatrecasas has been a consultant in pharmaceutical and health sciences, operating out of Rancho Santa Fe, CA since January 1997. He also is a consultant for Warner-Lambert Company, Morris Plains, New Jersey (a pharmaceutical company). His business address is: 6039 Lago Linda, Rancho Sante Fe, CA 92067.

Fred S. Hubbell - Mr. Hubbell is Chairman and Chief Executive Officer of U S Life and Annuity Companies, ING Group North America of Atlanta, GA (a life insurance and annuities company). He also serves as a Director of ING America Insurance Holdings, Inc., Atlanta, GA (an insurance holding company). His business address is: U S Life and Annuity Companies, ING Group North America, 909 Locust, P.O. Box 1635, Des Moines, IA 50306.

H. Scott Wallace - Mr. Wallace is the Director of the Division of Defender Legal Services for the National Legal Aid and Defender Association (a nonprofit educational association of lawyers), Washington, D.C. His business address is:
800 Locust Street, Suite 400, Des Moines, IA 50309.

Herman H.F. Wijffels - Since 1986, Mr. Wijffels has been Chairman of the Executive Board of Rabobank Nederland, The Netherlands (a cooperative banking organization doing business internationally). His business address is: Rabobank Nederland, Croeselaan 18, Postbus 17100, 3500 HG Utrecht, The Netherlands.

Nancy Y. Bekavac - Since July, 1990, Ms. Bekavac has been President of Scripps College, Claremont, California. Ms. Bekavac is also a Director of Electro Rent Corp., Van Nuys, CA (a computer and electronic test and measurement equipment rental company). Her business address is: Scripps College, 1030 Columbia Avenue, Claremont, CA 91711.

C. Robert Brenton - Since 1990, Mr. Brenton has been Chairman of the Board of Brenton Banks, Inc., and is currently a Director of Brenton Banks, Inc., Des Moines, Iowa. His business address is: Brenton Banks, Inc., 400 Locust Street, Suite 300, Box 961, Des Moines, IA 50304.

Luiz Kaufmann - Since November, 1993, Mr. Kaufmann has been the President and CEO of Aracruz Celulose S.A., Rio de Janeiro, Brazil (a pulp producer). His business address is: Aracruz Celulose S.A., Rua Lauro Muller, 116, 22nd Floor, Rio de Janeiro, Brazil.

Dr. Virginia Walbot - Since 1989, Dr. Walbot has been a Professor at Stanford University's Department of Biological Sciences, Stanford, California. Her business address is: Stanford University, Department of Biological Sciences, Stanford, CA 94305.

Fred W. Weitz - Since 1995 Mr. Weitz has been President of Essex Meadows, Inc., Des Moines, Iowa (an operator of proprietary retirement communities and owner of commercial real estate). From 1964 to 1995, Mr. Weitz was the President of The Weitz Corporation, Des Moines, Iowa (a building construction and real estate development company). His business address is: Essex Meadows, Inc., 800 Second Avenue, Des Moines, IA 50309.

Charles O. Holliday, Jr. - Mr. Holliday is the President and a member of the Board of Directors of E.I. DuPont deNemours and Company ("DuPont"). He has served in various capacities with DuPont and its affiliates since 1990. He also is a director of DuPont Photomasks, Inc., Round Rock, TX (a global photomask, photoblanks and pellicles manufacturer) and a director of Analog Devices, Inc., Norwood MA (an integrated circuit manufacturer). His business address is: 1007 Market Street, D-9000, Wilmington, DE 19898.

William F. Kirk - Mr. Kirk is Senior Vice President of DuPont and served as Vice President and General Manager of DuPont Agricultural Products from 1990 to November 1997. His business address is: Barley Mill Plaza No. 38, Route 141 and Lancaster Pike, Wilmington, DE 19805.

        None of Pioneer, POC, nor any of the persons named above, has been convicted of any criminal offense (excluding traffic violations or similar misdemeanors) during the past five years.

        None of Pioneer, POC, nor any of the persons named above, has been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order finding violations of or enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.

        All persons named above are U.S. citizens except Herman Wijffels of The Netherlands; Luiz Kaufmann of Brazil; and Hector Laurence of Argentina.

Item 3. Source and Amount of Funds or Other Consideration.
------  --------------------------------------------------
               Not applicable

Item 4.        Purpose Of Transaction
-------        ----------------------
               On March 13, 1998 POC agreed to sell to Dow AgroSciences 2,000,000 shares of Common Stock of Mycogen Corporation ("Mycogen") at a price of $20.059 per share, subject to approval by the Executive committee of The Dow Chemical Company. The Executive Committee approved the transaction on March 16, 1998 and the purchase was consummated on March 17, 1998. The purpose that POC has in selling its shares to Dow AgroSciences is to sell its shares at prices and on terms that Pioneer considers favorable.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------
               (a) As of March 17, 1998 and upon the consummation of the sale of shares to Dow AgroSciences, Pioneer does not beneficially own any shares of


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

Common  Stock of  Mycogen.  None of the  other  persons  named in Item 2 of this
Schedule 13D beneficially owns any shares of Common Stock (or warrants or other rights to acquire such shares).
               (b) Not applicable.
               (c) Other than the sale reported on herein, none of the persons named in Item 2 of this Schedule 13D, including Pioneer, has effected during the past 60 days any transaction in the Common Stock of Mycogen.
               (d)  Not applicable
               (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with
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        Respect to Securities of the Issuer.
        ------------------------------------

               In connection with the purchase of the shares of Common Stock Pioneer and Mycogen entered into a Registration Rights Agreement, dated December 13, 1995. The Registration Rights Agreement gave Pioneer the right at any time after the first anniversary of the purchase to demand two registrations. Pioneer may also participate in any registration by Mycogen for its own account or the account of others. The Registration Rights Agreement is now void.

Item 7. Material to be filed as Exhibits.
-----------------------------------------
               The Registration Rights Agreement was filed as Exhibit A, to the original Schedule 13D filing in December 1995.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       PIONEER HI-BRED INTERNATIONAL, INC.
                       By: /s/Brian G. Hart Date: 3/17/98
                              Brian G. Hart
                              Vice President and Chief Financial Officer